Tel. +31(0)10 4134601 info@symbid.com www.symbid.com	Symbid Corp. Marconistraat 16 3029 AK Rotterdam

June 24, 2014

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Attn:      Kathleen Krebs
Larry Spirgel
Gregory Dundas

Re:          Symbid Corp.
Registration Statement on Form S-1
Filed May 21, 2014
File No. 333-196153

Ladies and Gentlemen:

On behalf of Symbid Corp., a Nevada corporation (the “Company,” “we,” “us” or “our”), we submit the following responses to the comments of the Staff of the Securities and Exchange Commission as set forth in your letter dated June 17, 2014 (the “Comment Letter”), addressed to Philip Cooke, Chief Financial Officer of the Company, relating to the above-captioned Registration Statement on Form S-1 filed by the Company on May 21, 2014 (the “Form S-1”). Set forth below are the Staff’s comments, indicated in bold, together with the responses thereto by the Company.

General

1.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please:

●	Disclose that you are an emerging growth company;

●	Describe how and when a company may lose emerging growth company status;

●
Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

●	State your election under Section 107(b) of the JOBS Act:

o
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

The required disclosures and descriptions respecting the Company’s status as an “emerging growth company” have been added to the Registration Statement including reference to the Company’s election to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) and that the election is irrevocable.

2.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

No written communications, as defined in Rule 405 under the Securities Act, are being presented by the Company or persons authorized to act on behalf of the Company to potential investors of the shares being offered under the Registration Statement in reliance on Section 5(d) of the Securities Act or otherwise. Similarly, no research reports about the Company are being distributed by the Company or persons authorized to act on behalf of the Company in reliance on Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startup Act or otherwise in connection with the offering. No broker or dealer has been or will be retained by the Company to participate in the offering.

3.
In your Form 8-K filed on June 12, 2014, you disclose that you determined not to proceed with the purchase of additional shares of Gambitious B.V., and you entered into an extension agreement with Equidam Holding B.V. pursuant to which we were granted an additional 3 months to negotiate the purchase of additional shares of Equidam Holding B.V. As a result of determining not to proceed with the purchase of additional shares of Gambitious B.V., shares previously held in escrow were either cancelled or distributed to shareholders of Symbid Holding B.V. Please update your registration statement for these developments, including the beneficial ownership table and number of shares outstanding

The Registration Statement has been updated to reflect the information disclosed in Company’s Form 8-K filed on June 12, 2014 including the beneficial ownership table and number of shares outstanding.

Prospectus Summary, page 3

4.
Please revise your prospectus summary so that it provides a brief overview of the key aspects of the offering and company and is written in plain English. For example, it is not necessary to describe the detailed mechanics of your recent reverse merger transaction. Instead, revise your summary to carefully consider and identify those aspects of the offering that are the most significant and determine how best to highlight those points in clear, plain language. Refer to Item 503(a) of Regulation S-K and Rule 421(d) of the Securities Act.

The prospectus summary has been revised to provide a brief overview of the key aspects of the offering and the Company and to better provide such information in compliance with plain English requirements.

5.
Please move the paragraph under “Business Developments” to the beginning of the Prospectus Summary. Disclose that your crowdfunding platform in the Netherlands is operated through a variable interest entity (VIE) in the Netherlands in which you hold no equity interest. Also, disclose you do not own the crowdfunding intellectual property, which you transferred to another entity and sublicense from that entity. Disclose that, if you were to lose control over the VIE through a loss of your majority vote on the members’ counsel of the VIE, you would be unable to consolidate the financial statements of the VIE. Disclose the percentage of revenues derived from the VIE over the last two fiscal years and most recent interim period. Also disclose your net losses in the last two fiscal years and most recent interim period.

The paragraph under “Business Developments” has been moved to the beginning of the Prospectus Summary. Further, the requested VIE disclosure has been added to the Prospectus Summary as has the requested disclosure concerning the sublicense basis upon which the Company utilizes the crowdfunding intellectual property utilized in the Company’s business and the requested disclosure respecting the Company’s net losses in the last two fiscal years and interim period.

6.
Specifically state at the beginning of the Prospectus Summary that you do not provide equity based crowdfunding in the United States or to U.S. investors and that the regulations governing equity based crowdfunding in the United States have not yet been adopted. Disclose that you may not be able to structure your crowdfunding operations to comply with the final crowdfunding regulations when they are adopted.

The requested Prospectus Summary disclosure respecting Untied States equity based crowdfunding has been added to the registration statement.

The Offering, page 10

7.
Please clarify for us how you have 37,072,878 shares of common stock outstanding as of May 21, 2014, the date of your filing, given you had 34,642,720 shares outstanding at March 31, 2014, and issued 5,853,530 shares in connection with the final closing of your PPO on May 21, 2014.

The share information included under The Offering is correct as provided in the initial filing. Only the third and final closing of the PPO took place after March 31, 2014. 5,853,530 shares were issued in the three closing combined, 2,380,810 of which shares were issued in the May 20, 2014 closing. The 2,380,810 shares together with the 49,348 other shares issued by the Company subsequent to March 31, 2014 when added to 34,642,710 gives you 37,072,878 shares.

Selling Stockholders, page 19

8.
We note your references to broker-dealers and affiliates of broker-dealers and your statement that they are indicated by footnote. We also note that no selling stockholders have been identified as broker-dealers or affiliates of broker-dealers. Please advise whether any selling stockholders are broker-dealers and affiliates of broker-dealers. If there are no such persons, please delete this disclosure.

None of the Selling Shareholders are broker-dealers or affiliates of broker-dealers. Accordingly, the footnote reference has been removed and a statement confirming same has been added.

Item 15. Recent Sales of Unregistered Securities, page II-2

9.
Please provide all the disclosure required by Item 701 of Regulation S-K with respect to the sales of unregistered securities by the registrant in the last three years. For example, you have not indicated what exemption from registration you relied upon for each sale or the facts you relied upon to make the exemption available. It also appears that you have not disclosed the required information for each closing of the private placement offering of units. Furthermore, it appears that the placement agents received cash commissions in connection with the private placement offering that are not disclosed.

Item 15. Recent Sales of Unregistered Securities has been revised to include all of the disclosures required by Item 701 of Regulation S-K including disclosure of applicable exemptions, the shares issued as the result of all of the PPO closings and placement agent compensation.

* * * * *
The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure of the filing; and

●
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the responses contained in this letter, as reflected in Amendment No. 1 to Form S-1 of the Company being filed in conjunction with this letter, will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter.

If the Staff has any questions or comments with respect to our responses, please contact me at +31(0)1 041 34 601.

Sincerely yours,

Symbid Corp.

/s/ Philip Cooke

Philip Cooke
Chief Financial Officer

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